Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Ripple Lake Diamonds Inc.

305-595 Howe Street

Vancouver BC V6C 2T5

Item 2: Date of Material Change

May 29, 2006.

Item 3: News Release

May 29, 2006.  A news release was disseminated through the facilities of CCN Matthews, Market News and Canada Stockwatch.

Item 4: Summary of Material Change

The Company announced it has increased the size of its TCH (Ontario) diamond exploration project.

Item 5: Full Description of Material Change

The Company has acquired an additional 5,411 new claim units north and northeast of its 100% owned TCH diamond project in Ontario.  The additional claims more than double the size of the project and were acquired through a staking program that took place during the first half of 2006. The additional prospective land was acquired based on the positive results from our 2005 field program.

The 2004/5 exploration programs included detailed and regional sampling which confirmed the presence of kimberlite indicator minerals (KIM’s) in more than 60% of the samples.  The KIM’s appear to be short transport grains of kimberlitic origin and include G10’s.

The 2005 exploration program also included a comprehensive airborne geophysical survey and the discovery of a kimberlite fragment on the original land package. The recent staking has added an additional 86,600 hectares to the TCH project which now encompasses an area of approximately 143,300 hectares. The TCH project is now one of the largest Ontario diamond plays held by a junior explorer.

The new staking covers an area with high potential for kimberlite occurrences based on the work completed by Ripple Lake to date. The combination of two years of positive results from the regional and detailed sampling, as well as the promising results of the airborne geophysical survey interpretation and the location of the kimberlite fragment are very encouraging and will allow the company to identify kimberlitic targets for later 2006 drill testing.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Ripple Lake Diamonds Inc. is not relying on subsection 7.1(2) or (3) of

National Instrument 51-102

Item 7: Omitted Information

There is no omitted information

Item 8: Senior Officers

Robert Lipsett

T. 604.484.8264

F. 604.688.9727

Item 9: Date of Report

May 29, 2006